UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
FORM 15/A
(Amendment No. 1)
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-30780
Max Resource Corp.

(Exact name of registrant as specified in its charter)
2300 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2 Canada
 (604) 689-1749
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Shares, No Par Value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:  92

Explanatory Note
On March 13, 2015, Max Resource Corp. (the "Company") inadvertently filed a Form 15, which included information relating to a different issuer (the "Original Filing"). The Company is filing this amended Form 15 to amend and replace the Original Filing in its entirety, in order to include the appropriate information about the Company as of March 13, 2015.

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Pursuant to the requirements of the Securities Exchange Act of 1934 Max Resource Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: January 19, 2018	By:	/s/ Stuart Rogers
Name: Stuart Rogers Title: Chief Executive Officer